FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Peter Chamberlain
jfmv@endesa.cl	ptcm@endesa.cl

ENDESA CHILE ACQUIRES AN ADDITIONAL 25 % SHAREHOLDING IN
COMPAÑÍA ELÉCTRICA SAN ISIDRO S.A.

(Santiago, Chile, August 11, 2005) – Endesa Chile (NYSE: EOC), announced today the following material information, in accordance with current legislation and regulations.

On August 11, Empresa Nacional de Electricidad S.A. (Endesa Chile) and its subsidiary Enigesa Inversiones Generales S.A. acquired 99.999% and 0.001% respectively of the partnership rights in Globeleq Chile Inversiones Eléctricas Limitada (Globeleq Chile Limitada), a company that has become a subsidiary of Endesa Chile under the new name of Inversiones Lo Venecia Limitada; this company is the indirect holder of 25.001% of the share capital of Compañía Eléctrica San Isidro S.A., also a subsidiary of Endesa Chile.

The sellers were the companies Latin America Holding I, Ltd. and Latin America Holding II, Ltd., subsidiaries of the English company CDC Group PLC, and the total sale price was US$ 21,063,757.

Inversiones Lo Venecia Limitada, apart from its 25.001% shareholding in Compañía Eléctrica San Isidro S.A., has financial assets of around US$6,000,000.

Following this transaction, Endesa Chile has become the direct and indirect holder of 100% of the share capital of Compañía Eléctrica San Isidro S.A.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: August 11, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager